UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

U-Swirl, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

90349P 105
(CUSIP Number)

Bryan J. Merryman	With a copy to:
Chief Financial Officer	Sonny Allison
Rocky Mountain Chocolate Factory, Inc.	Perkins Coie LLP
265 Turner Drive	1900 Sixteenth Street, Suite 1400
Durango, Colorado 81303	Denver, Colorado 80202
(970) 259-0554	(303) 291-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         90349P 105

1	NAMES OF REPORTING PERSONS: Rocky Mountain Chocolate Factory, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 84-0910696
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF	7	SOLE VOTING POWER 8,641,253
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,929,999
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 8,641,253
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED 10,571,252
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.6% (1)
14	TYPE OF REPORTING PERSON CO

(1) Percentage calculated based on 14,402,088 shares of Common Stock outstanding as of January 14, 2013.

Item 1.         Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of U-Swirl, Inc., a Nevada corporation (the “Issuer”). The address of the executive offices of the Issuer is 1175 American Pacific #C, Henderson, Nevada 89074.

Item 2.         Identity and Background.

(a-f) This Schedule 13D is being filed by Rocky Mountain Chocolate Factory, Inc. (“RMCF”), a Colorado corporation.  The shares of Common Stock of the Issuer beneficially owned by RMCF include 1,382,600 shares owned by Aspen Leaf Yogurt, LLC (“Aspen Leaf”), a Colorado limited liability company and a wholly-owned subsidiary of RMCF.  RMCF and Aspen Leaf are collectively referred to herein as the “Reporting Person”.  The Reporting Person is an international franchisor, confectionery manufacturer and retail operator in the United States, Canada, Japan and the United Arab Emirates. The Reporting Person manufactures an extensive line of premium chocolate candies and other confectionery products.  The principal business and office address of the Reporting Person is 265 Turner Drive, Durango, Colorado 81303, and this is also the business address of the Reporting Person's executive officers identified below.

The following persons (collectively, the “Executive Officers and Directors”) are the current executive officers and directors of RMCF:

•	Franklin E. Crail - Mr. Crail is the Chairman of the Board, Chief Executive Officer and President of RMCF.

•	Bryan J. Merryman - Mr. Merryman is the Chief Operating Officer, Chief Financial Officer, Treasurer and a director of RMCF.

•	Gerald A. Kien - Mr. Kien is a director of RMCF.

•
Lee N. Mortenson - Mr. Mortenson is a director of RMCF.  Mr. Mortenson is also currently the President and Chief Executive Officer of Newell Resources LLC, a management consulting and investment services company.  The business address for Newell Resources LLC is 4600 Marriott Drive, Raleigh, North Carolina 27612.

•
Clyde Wm. Engle - Mr. Engle is a director of RMCF.  Mr. Engle is also currently the Chairman of the Board, President and Chief Executive Officer of Lincolnwood Bancorp, Inc., a banking institution.  The business address for Lincolnwood Bancorp, Inc. is 4433 West Touhy Avenue, Lincolnwood, IL 60712.

•
Scott G. Capdevielle - Mr. Capdevielle is a director of RMCF.  Mr. Capdevielle is also currently the President, Chief Executive Officer and a director of Syndicom, Inc., a software and consulting company.  The business address of Syndicom, Inc. is 1485 Florida Road, C-204, Durango, CO 81301.

•	Gregory L. Pope - Mr. Pope is the Senior Vice President - Franchise Development and Operations of RMCF.

•	Edward L. Dudley - Mr. Dudley is the Senior Vice President - - Sales and Marketing of RMCF.

•	William K. Jobson - Mr. Jobson is the Chief Information Officer of RMCF.

•	Jay B. Haws - Mr. Haws is the Vice President - Creative Services of RMCF.

•	Jeremy M. Kinney - Mr. Kinney is the Vice President - Finance of RMCF.

•	Donna L. Coupe - Ms. Coupe is the Vice President - Franchise Support and Training of RMCF.

•	Tracy D. Wojcik - Ms. Wojcik is the Corporate Secretary of RMCF.

Each of the Executive Officers and Directors are citizens of the United States, and the business address for Messrs. Crail, Merryman, Kien, Pope, Dudley, Jobson, Haws and Kinney, and Ms. Coupe and Ms. Wojcik is 265 Turner Drive, Durango, Colorado 81303.

Mr. Merryman is also the Managing Member of Aspen Leaf.

Except as described below, during the past five years, the Reporting Person and each of the Executive officers and Directors have not been: (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

As described in further detail in Item 6 below, the Reporting Person is party to a Voting Agreement, dated January 14, 2013, among the Reporting Person, the Issuer and the following holders of shares of the Issuer’s Common Stock: Henry Cartwright, Terry Cartwright and Ulderico Conte.  Henry Cartwright, Terry Cartwright and Ulderico Conte are each an executive officer and director of the Issuer.

Legal Proceedings Involving Clyde Wm. Engle

On March 29, 1994, a class action was filed in the Circuit Court for the 21st Judicial District, Centerville, Hickman County, Tennessee against National Development Company, Inc. (“NDI”) and Sunstates Corporation for breach of contract by a class of purchasers (the “Plaintiffs”) of real property in a recreational development developed and marketed by NDI.  The Plaintiffs brought the class action to recover for the diminution in value of their properties caused by the failure of NDI to complete the primary lake in the development.  On January 19, 1999, Mr. Engle was added as a defendant to the class action, alleging that Mr. Engle operated the two defendant corporations as his alter ego.  On January 24, 2000, the court found defendant NDI liable for over $2.5 million to the plaintiffs for the diminution in value of their real property based on a failure to build an adjacent lake as promised.  On August 30, 2005, a judgment was entered against Mr. Engle, personally, for the amount of the original judgment plus statutory interest (the “Tennessee Judgment”).

In a related case filed on October 29, 2007 in the Circuit Court for the Second Circuit, State of Hawaii, the Plaintiffs pursued a class action against Mr. Engle and others to set aside fraudulent transfers, for declaratory and injunctive relief and for damages.  In that complaint, the Plaintiffs claimed they were unable to collect on the Tennessee Judgment and alleged that Mr. Engle engaged in a scheme to aggressively and fraudulently transfer assets and earnings to his wife to hinder, delay and defraud his creditors.  Following a trial, a jury verdict was entered against Mr. Engle on March 3, 2010, whereby he was found to have fraudulently transferred shares of stock valued at $10,768,450 and the jury awarded punitive damages to the Plaintiffs in the amount of $43,073,800.  Several post-trial motions were filed after the jury verdict, but no material activity has occurred in this case since March 2010.

Item 3.         Source and Amount of Funds or Other Consideration.

On January 14, 2013, Ulysses Asset Acquisition, LLC (“Newco”), a wholly-owned subsidiary of RMCF, entered into an Asset Purchase Agreement (the “Yogurtini Purchase Agreement”) with YHI Inc. and Yogurtini International, LLC (collectively, “Yogurtini”), which are the franchisors of self-serve frozen yogurt retail stores branded as “Yogurtini.”  Pursuant to the Yogurtini Purchase Agreement, Newco purchased substantially all of the assets of Yogurtini used in its business of franchising frozen yogurt stores, including all of its franchise agreements with franchisees (the “Yogurtini Transaction”).  The purchase price for the assets was $800,000, subject to certain holdbacks, with the ability for Yogurtini to earn an additional amount up to $1,400,000, which is contingent on financial performance over a two-year period.

In addition, on January 14, 2013, immediately following the closing of the Yogurtini Transaction, Aspen Leaf entered into an Asset Purchase Agreement (the “Aspen Leaf Purchase Agreement”) with the Issuer, whereby the Issuer purchased substantially all of the assets of Aspen Leaf used in its business of franchising and operating Aspen Leaf-branded frozen yogurt stores (the “Aspen Leaf Transaction”).   Concurrently with the Aspen Leaf Transaction, RMCF entered into a Membership Interest Purchase Agreement with the Issuer whereby the Issuer purchased 100% of the outstanding membership interests of Newco (the “Newco Transaction”, and together with the Aspen Leaf Transaction, the “U-Swirl Transactions”).  As consideration for the U-Swirl Transactions, RMCF and Aspen Leaf received from the Issuer an aggregate 60.0% controlling equity interest in the outstanding common stock of the Issuer (8,641,253 shares of Common Stock of the Issuer), $400,000 in non-recourse promissory notes, $500,000 in full recourse promissory notes, and a warrant to protect against dilution of the 60.0% controlling equity interest in the Issuer.

Item 4.         Purpose of Transaction.

The Reporting Person acquired the Common Stock of the Issuer to consolidate the frozen yogurt franchise and retail operations of Yogurtini, Aspen Leaf and the Issuer into one company.  The Reporting Person believes that the consolidation of the frozen yogurt businesses is an attractive business and investment opportunity.

As described in Item 3 above, the Reporting Person received warrants from the Issuer to purchase up to an aggregate of 9,110,205 shares of Common Stock of the Issuer, such that the Reporting Person may continue to beneficially own at least 60.0% of the outstanding Common Stock of the Issuer when and if any currently outstanding warrants and options held by others are exercised.  The warrants are exercisable immediately upon the exercise of certain other currently outstanding warrants and options of the Issuer held by others.  The warrants are exercisable at prices ranging from $0.28 to $10.20 per share and expire on various dates between February 28, 2013 and November 24, 2016, based on the expiration dates of certain currently outstanding warrants and options held by others.  The Reporting Person may make further acquisitions of the Common Stock of the Issuer from time to time or dispose of any or all of the Reporting Person's shares of Common Stock of the Issuer held by them at any time.

Except as otherwise described in this Item 4, the Reporting Person currently has no plans or proposals which relate to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Person reserves the right to formulate such plans or proposals in the future.

Item 5.         Interest in Securities of the Issuer.

As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 10,571,252 share of Common Stock of the Issuer, representing 71.6% of the Issuer’s outstanding Common Stock, with sole voting and dispositive power over 8,641,253 shares (including 1,382,600 shares of Common Stock held in the name of Aspen Leaf Yogurt, LLC, which is a wholly-owned subsidiary of RMCF) and shared voting power over 1,929,999 shares as a result of the Voting Agreement discussed in Item 6 below, consisting of:

•
574,333 shares of Common Stock beneficially owned by Henry Cartwright (consisting of 457,333 shares of Common Stock owned of record by him and options to purchase 117,000 shares of Common Stock which have vested or will vest within 60 days of January 14, 2013), of which Henry Cartwright has sole voting and dispositive power with respect to 571,833 shares of Common Stock and shared voting and dispositive power with respect to 2,500 shares of Common Stock issuable upon exercise of vested stock options granted to his wife;

•
683,333 shares of Common Stock beneficially owned by Terry Cartwright (consisting of 352,333 shares of Common Stock owned of record by him, 200,000 shares owned of record by Gold Key Management Corp., an affiliate of Terry Cartwright, and options to purchase 117,000 shares of Common Stock, 500 Class A Warrants, 1,000 Class B Warrants, and 12,500 Class C Warrants, each that have vested or will vest within 60 days of January 14, 2013), of which Terry Cartwright has sole voting and dispositive power with respect to 483,333 shares of Common Stock and shared voting and dispositive power with respect to 200,000 shares of Common Stock owned of record by Gold Key Management Corp.; and

•
672,333 shares of Common Stock beneficially owned by Ulderico Conte (consisting of 525,333 shares of Common Stock owned of record by him, 25,000 shares of Common Stock owned of record by his wife, and options to purchase 117,000 shares of Common Stock and 5,000 Class B Warrants which have vested or will vest within 60 days of January 14, 2013), of which Mr. Conte has sole voting and dispositive power with respect to 647,333 shares of Common Stock and shared voting and dispositive power with respect to 25,000 shares of Common Stock owned of record by his wife.

The voting and dispositive power for the shares of the Issuer’s Common Stock held by Gold Key Management Corp. is shared by Terry Cartwright, Stanley Cartwright and Paul Heroy.

The Executive Officers and Directors do not beneficially own any securities of the Issuer.

On January 14, 2013, Henry Cartwright, Terry Cartwright and Ulderico Conte were each granted 253,333 shares of Common Stock by the Issuer as employment compensation, which are subject to forfeiture and vest at the rate of 20% per year beginning January 14, 2014.  Except for the aforementioned grants and the other transactions described in Item 3 above, neither the Reporting Person, the Executive Officers and Directors, Henry Cartwright, Terry Cartwright or Ulderico Conte has been party to any transactions in the past sixty days with respect to the Issuer’s Common Stock.

Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Items 3 and 4 above is incorporated by reference into this Item 6.

In connection with the U-Swirl Transactions, the Reporting Person entered into a Voting Agreement with the Issuer and the following holders of the Issuer's Common Stock: Henry Cartwright, Terry Cartwright and Ulderico Conte (the “Voting Agreement”).  Under the Voting Agreement, each of the parties agreed to vote their shares in order to ensure that, among other things, (i) the size of the Board of Directors of the Issuer (the “Board”) is eight directors, (ii) Henry Cartwright, Terry Cartwright and Ulderico Conte remain on the Board for at least the first full year after the date of the Voting Agreement, and (iii) for so long as the Reporting Person continues to beneficially own at least 10% of the Issuer’s outstanding Common Stock, at least a majority of the Board consist of directors designated by the Reporting Person.

Also in connection with the U-Swirl Transactions, each of RMCF and Aspen Leaf entered into an Investor Rights Agreement with the Issuer (the “IRAs”).  Under the IRAs, the Reporting Person is granted, among other things, (i) the right to nominate directors for at least a majority of the Board and (ii) certain registration rights for the shares of Common Stock of the Issuer received as consideration in the U-Swirl Transactions.

Item 7.         Material to be Filed as Exhibits.

Exhibit No.	Description

99.1
Asset Purchase Agreement, dated January 14, 2013, among Ulysses Asset Acquisition, LLC, YHI Inc. and Yogurtini International, LLC (incorporated by reference to Exhibit 99.1 to the Reporting Person’s Current Report on Form 8-K filed on January 14, 2013).

99.2
Asset Purchase Agreement, dated January 14, 2012, between U-Swirl, Inc. and Aspen Leaf Yogurt, LLC (incorporated by reference to Exhibit 99.2 to the Reporting Person’s Current Report on Form 8-K filed on January 14, 2013).

99.3
Membership Interest Purchase Agreement, dated January 14, 2013, between U-Swirl, Inc. and Rocky Mountain Chocolate Factory, Inc. (incorporated by reference to Exhibit 99.3 to the Reporting Person’s Current Report on Form 8-K filed on January 14, 2013).

99.4
Voting Agreement, dated January 14, 2013, among U-Swirl, Inc., Henry Cartwright, Ulderico Conte, Terry Cartwright, Rocky Mountain Chocolate Factory, Inc. and Aspen Leaf Yogurt, LLC (incorporated by reference to Exhibit 99.4 to the Reporting Person’s Current Report on Form 8-K filed on January 14, 2013).

99.5
Investor Rights Agreement, dated January 14, 2013, between U-Swirl, Inc. and Rocky Mountain Chocolate Factory, Inc. (incorporated by reference to Exhibit 99.5 to the Reporting Person’s Current Report on Form 8-K filed on January 14, 2013).

99.6
Investor Rights Agreement, dated January 14, 2013, between U-Swirl, Inc. and Aspen Leaf Yogurt, LLC (incorporated by reference to Exhibit 99.6 to the Reporting Person’s Current Report on Form 8-K filed on January 14, 2013).

99.7	Warrant, dated January 14, 2013, issued to Rocky Mountain Chocolate Factory, Inc. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on January 18, 2013).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2013

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

By:	/s/ Bryan J. Merryman
Name:	Bryan J. Merryman
Title:	Chief Financial Officer